UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SKYLINE CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	1-4714	35-1038277
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

P. O. Box 743, 2520 By-Pass Road Elkhart, IN	46515
(Address of principal executive offices)	(Zip Code)

(574) 294-6521

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1-Conflict Mineral Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

Skyline Corporation conducted a reasonable country of origin inquiry pursuant to Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013. In conducting its reasonable country of origin inquiry, the Corporation utilized a conflict minerals reporting template developed by the Electronics Industry Citizenship Coalition and the Global e-Sustainability Initiative. The Corporation identified 130 of its 220 suppliers where the presence of tin, tantalum, tungsten, and gold (3TG) may exist in products purchased. In January 2014, the template was sent electronically to these suppliers. From February to May 2014, responses to the template were received and stored in an internally developed database system that categorized responses. Suppliers that did not initially respond to the inquiry were contacted with requests to complete and submit the template. By the end of May 2014, the Corporation received responses from 130 suppliers.

Based on responses given by these suppliers, the Corporation determined the following:

•	3TG is not present in products purchased

•	3TG is present in products purchased but does not originate from the Democratic Republic of Congo or an adjoining country

•	3TG is present in products purchased but comes from scrap or recycled sources

•	Uncertainty with some suppliers whether 3TG is present in products purchased

•	3TG is present in products purchased with no reason to believe that the metals originated in the Democratic Republic of Congo or an adjoining country. In addition, the Corporation has no reason to believe that 3TG did not come from scrap or recycled sources.

•	3TG may be present in products purchased with no reason to believe that the metals if present may have originated in the Democratic Republic of Congo or an adjoining country. In addition, the Corporation has no reason to believe that 3TG if present did not come from scrap or recycled sources.

This Form SD is available in the Corporation’s Investor Relations section of its internet website at www.skylinecorp.com.

Section 2-Exhibits

Item 2.01 Exhibits

Not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this current report to be signed on its behalf by the undersigned hereunto duly authorized.

SKYLINE CORPORATION
Date: May 30, 2014

	By:	/s/ Jon S. Pilarski
Jon S. Pilarski
Chief Financial Officer